iSTAR FINANCIAL INC.

1114 Avenue of the Americas, 27th Floor

New York, New York 10036

February 2, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Request for Acceleration of Effectiveness
iStar Financial Inc.
Registration Statement on Form S-4,
File No. 333-139423 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), iStar Financial Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to 3 p.m., Eastern Daylight Time, on the sixth day of February, 2007, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

iSTAR FINANCIAL INC.

By:	/s/ James D. Burns
	Name:	James D. Burns
	Title:	Executive Vice-President and Treasurer